UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2026

Owen Hughes
President, Secretary and Treasurer
XOMA Royalty Holdings Corporation
2200 Powell Street, Suite 310
Emeryville, CA 94608

Re: XOMA Royalty Holdings Corporation
Registration Statement on Form S-4
Filed May 26, 2026
File No. 333-296211

Dear Owen Hughes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns, Esq.